EXHIBIT 2.1

Kent S. Castagno

Petroleum Geologist	2011 S. Beckham Avenue Tyler, TX 75701 (903) 533-9990 Fax: (903) 533-0021

Enhanced Oil recovery (USA), Inc.
One Energy Square, Suite 200
4925 Greenville Avenue
Dallas, TX 75206

Re:    Greenwood Waskom Mooringsport Field Evaluation
Date:   November 26, 2008

Dear Mr. Langston:

As per your request I have performed a preliminary geological and engineering evaluation into the above referenced field. My findings are as follows:

1.	I have determine that the original oil-in-place to be 15,085,520 BO (other geological and engineering studies estimates range between 16.2 to 18.6 million barrels of oil-in-place).

2.	The water flood began in December 1966 and was producing 225 Bopd at the time of implementation.

3.
The field had a primary production of 3,527,052 BO as of December 1966.  The forecasted remaining primary production at that time, based on my results and other studies ranged between 3,820,000 BO and 4,119,000 BO.

4.
Through an in-efficient secondary water flood operations the field produced a cumulative production to date of 5,007,000 BO of which 888,000 — 1,187,000 BO is deemed production recovered by secondary operations.

5.
Reservoirs of this quality, with efficient and economically maintained secondary water flood operations are known to have recovered 1 times (1 to 1) the projected primary recovery. Therefore, the remaining resource potential in this field, assuming efficient water flood operations are instigated and economic feasibility is maintained, ranges between 2,633 — 3,231 MBO.

6.
Under nitrogen assist water floods (water alternating gas, (WAG). Reservoirs of this quality have ultimately recovered 60% of the original oil in place. This would indicate a resource potential of 4,044 — 6,153 MBO recovery potential.

Economic Resource Potential
	BbIs	Mcf	FNI	NPV@10%
Proved Developed Producing	50,000	-	$1,000,000	$666,667
Proved Undeveloped	600,000	-	$12,000,000	$6,000,000
Probable	2,000,0	-	$40,000,000	$20,000,000
Total Proved Reserves	2,650,000	-	$53,000,000	$26,666,667

reenwood Waskom Reserve Valuation
* Assumes $40 oil price, $20 per barrel lifting cost, and associated net lease burden and applicable taxes .

Remarks:

Amoco was using a water flood only. It was designed 42 years ago. We would recommend the following:

1) Drill a number of horizontal lateral wells through the center of the reservoir

2) Implement a WAG program of injecting Nitrogen gas with alternating water through a number of available perimeter injection wells.

If these operational improvements are successful, then the ultimate resource potential herein stated are possible.

Respectfully,

Kent S. Castagno

Petroleum Geologist, license # 5642